===============================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(MARK ONE)
   [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended DECEMBER 31, 1998

                                     OR

   [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___________  to  ___________

                        Commission file number  2-69114

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

            APPLIED MATERIALS, INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            APPLIED MATERIALS, INC.
                               3050 Bowers Avenue
                        Santa Clara, California  95054-3299
                                  Page 1 of 13





                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       APPLIED MATERIALS, INC.
                                       EMPLOYEE SAVINGS AND RETIREMENT PLAN


Date:  June 28, 1999                   By /s/ Seitaro Ishii
                                          --------------------------------------
                                          Seitaro Ishii
                                          Group Vice President, Global Human
                                          Resources

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN

                               Table of Contents


                                                                   Page number
                                                                  -----------
Independent Accountants' Report ..............................         4

Financial Statements:

    Statements of Net Assets Available for Plan Benefits .....         5

    Statement of Changes in Net Assets Available for Benefits
    with Fund Information ....................................         6

    Notes to Financial Statements ............................         7

Consent of Independent Accountants (Exhibit 23.1) ............        13

                 INDEPENDENT ACCOUNTANTS' REPORT


To the Participants and Administrative Committee of the Applied Materials, Inc. Employee Savings and Retirement Plan:

We have audited the statement of net assets available for plan benefits of the Applied Materials, Inc. Employee Savings and Retirement Plan (the
Plan) as of December 31, 1998, and the related statement of changes in net assets available for plan benefits with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the statement of net assets available for plan benefits of the Plan as of December 31, 1997, and in their report dated May 29, 1998, they expressed an unqualified opinion on that statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                        /s/ MOHLER, NIXON & WILLIAMS
                                            MOHLER, NIXON & WILLIAMS
                                            Accountancy Corporation

Campbell, California
June 9, 1999

                             APPLIED MATERIALS, INC.
                     EMPLOYEE SAVINGS AND RETIREMENT PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                              December 31,    December 31,
                                                  1997            1998
-------------------------------------------- --------------  --------------

Investments, at fair value .................  $500,031,171    $726,390,954
                                             --------------  --------------
  Assets held for investment purposes ......   500,031,171     726,390,954


Forfeitures payable ........................       (50,718)       (218,380)
                                             --------------  --------------
Net assets available for plan benefits......  $499,980,453    $726,172,574
                                             ==============  ==============


                      See independent accountants' report
               and accompanying notes to financial statements.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1998

                                                      Fidelity
                                     --------------------------------------------
                                       Retirement
                                      Government        Equity      Intermediate
                                      Money Market      Income         Bond
                                         Fund           Fund           Fund
------------------------------------ -------------- -------------- -------------
Net assets available for plan
   benefits at December 31, 1997 ....  $24,917,145    $33,398,857    $7,500,712


Employer's contributions ............       21,285         28,933         9,065

Participants' contributions .........    2,927,272      4,945,882     1,505,179

Withdrawals and distributions .......   (7,060,879)    (2,039,805)     (900,821)

Dividends and interest ..............    1,968,613      2,332,221       631,364

Net appreciation/(depreciation) in
   fair value of investments ........            0      1,580,705        87,105

Net loan activities .................     (270,519)      (163,678)      (80,966)

Transfers in/(out) ..................   23,903,210     (1,033,780)    4,007,639
                                     -------------- -------------- -------------
Increase in net assets                  21,488,982      5,650,478     5,258,565
                                     -------------- -------------- -------------
Net assets available for plan
   benefits at December 31, 1998 ....  $46,406,127    $39,049,335   $12,759,277
                                     ============== ============== =============



                                                       Fidelity
                                     -------------------------------------------
                                                                     Spartan
                                                                    US Equity
                                        Magellan                       Index
                                          Fund        Contrafund       Fund
------------------------------------ -------------- -------------- -------------
Net assets available for plan
   benefits at December 31, 1997 ....  $43,743,360     $4,857,207    $5,973,691


Employer's contributions ............       36,063         16,492        15,240

Participants' contributions .........    7,987,748      2,128,882     2,261,237

Withdrawals and distributions .......   (2,752,569)      (647,672)     (476,715)

Dividends and interest ..............    3,363,967        788,223       250,076

Net appreciation/(depreciation) in
   fair value of investments ........   12,969,216      1,291,499     2,143,864

Net loan activities .................     (514,725)      (118,675)       (2,351)

Transfers in/(out) ..................    4,681,038      2,273,646     4,638,219
                                     -------------- -------------- -------------
Increase in net assets                  25,770,738      5,732,395     8,829,570
                                     -------------- -------------- -------------
Net assets available for plan
   benefits at December 31, 1998 ....  $69,514,098    $10,589,602   $14,803,261
                                     ============== ============== =============




                                         Applied
                                     Materials, Inc.     PBHG
                                         Common        Emerging         Janus
                                          Stock         Growth        Worldwide
                                          Fund           Fund           Fund
------------------------------------ -------------- -------------- -------------
Net assets available for plan
   benefits at December 31, 1997 .... $352,068,164     $5,106,124   $10,055,542


Employer's contributions ............   20,446,343          4,848        33,914

Participants' contributions .........   25,897,236      1,541,059     3,031,803

Withdrawals and distributions .......  (14,034,858)      (122,258)   (1,204,707)

Dividends and interest ..............      674,742         35,811       102,276

Net appreciation/(depreciation) in
   fair value of investments ........  151,888,008         84,982     2,619,824

Net loan activities .................     (809,098)        26,836       (79,495)

Transfers in/(out) ..................  (41,840,240)      (876,396)    3,244,802
                                     -------------- -------------- -------------
Increase in net assets                 142,222,133        694,882     7,748,417
                                     -------------- -------------- -------------
Net assets available for plan
   benefits at December 31, 1998 .... $494,290,297     $5,801,006   $17,803,959
                                     ============== ============== =============


                                        Invesco
                                         Total
                                         Return        Participant
                                          Fund           Loans          Total
------------------------------------ -------------- -------------- -------------
Net assets available for plan
   benefits at December 31, 1997 ....   $1,591,155    $10,768,496  $499,980,453


Employer's contributions ............        7,524              0    20,619,707

Participants' contributions .........      688,615              0    52,914,913

Withdrawals and distributions .......      (83,375)    (1,157,183)  (30,480,842)

Dividends and interest ..............      170,152              0    10,317,445

Net appreciation/(depreciation) in
   fair value of investments ........      155,695              0   172,820,898

Net loan activities .................      (29,286)     2,041,957             0

Transfers in/(out) ..................    1,001,862              0             0
                                     -------------- -------------- -------------
Increase in net assets                   1,911,187        884,774   226,192,121
                                     -------------- -------------- -------------
Net assets available for plan
   benefits at December 31, 1998 ....   $3,502,342    $11,653,270  $726,172,574
                                     ============== ============== =============


                      See independent accountants' report
               and accompanying notes to financial statements.

                          APPLIED MATERIALS, INC.
                   EMPLOYEE SAVINGS AND RETIREMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS

                         December 31, 1997 and 1998


Note 1 - Significant Accounting Policies

The following description of the Applied Materials, Inc. (the Company) Employee Savings and Retirement Plan (the Plan) provides only very general information. Participants seeking detailed information about the Plan should refer to the Plan document and the Summary Plan
Description/Prospectus for the Plan.

The Plan is a defined contribution plan that the Company established in 1981 to provide benefits to eligible employees. The Plan covers all eligible U.S. or expatriate employees of the Company and Applied Komatsu Technology America, Inc. (AKTA). Eligible employees of the Company and AKTA may enroll in the Plan after receipt of their first paycheck.

The Plan is intended to comply with the applicable requirements of the Internal Revenue Code (the Code) and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration

The Company is the designated administrator of the Plan for purposes of ERISA. The Company's Board of Directors has appointed an Administrative Committee (the Committee) to manage the day-to-day operation and administration of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (Fidelity) to maintain individual participant accounts, and with the Fidelity Management Trust Company (Fidelity Trust) to act as the custodian and trustee. The Company currently pays administrative expenses on behalf of the Plan, except for loan fees paid by Plan participants who elect to receive a Plan loan. Brokerage commissions and other charges incurred in connection with investment transactions are paid from Plan assets.

Investments

Investments of the Plan are held by Fidelity Trust and invested in the investment options available in the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. The Plan's investments are valued at fair value, as measured by quoted market prices, as of the last day of the Plan year.

Income taxes

The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) of the Code. The Plan has been amended subsequent to receipt of its most recent Internal Revenue Service favorable determination letter dated May 22, 1996. The Company intends to submit the Plan as amended for a new favorable determination letter, which is expected to be received in due course.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risk factors, such as those associated with interest rates, market conditions and credit worthiness of the securities' issuers. Due to the level of risk associated with certain investment securities, it is possible that changes in these risk factors in the near-term could materially affect participants' account balances and the amounts reported in the financial statements.


Note 2 - Participation and Benefits

Participant contributions

Participants may elect to contribute to the Plan up to 12 percent of their eligible pre-tax compensation, subject to a dollar limit established by the Code. For participants who elect to contribute a portion of their compensation to the Plan, taxable compensation is reduced by the amount contributed. Participant salary deferral contributions are invested in various funds in one percent increments according to the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans or conduit IRA's. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Company & AKTA contributions

Participants in the Plan become eligible for Company and AKTA matching contributions immediately upon enrolling in the Plan. Matching contributions are invested in the Applied Materials, Inc. Common Stock Fund, and cannot be transferred to other investment funds until a participant has completed 10 years of service or is fully vested and age
50. The Company and AKTA match 100 percent of participant contributions up to the first 3 percent of compensation contributed, and 50 percent of every dollar between 4 percent and 6 percent of compensation contributed. The Company's and AKTA's contributions are made bi-weekly, and may be in the form of cash, shares of the Company's common stock or any combination thereof. Fidelity Trust will use cash contributions to purchase shares of the Company's common stock on the open market (at the then prevailing market price), directly from the Company, or from other persons in private transactions. The Company can change the matching contribution rate, subject to the limits of the Plan and the Code. No changes in the matching contribution rate were made during 1997 or 1998.

Vesting

Participants are immediately vested in their salary deferral, rollover contributions and any related earnings. After three years of credited service, participants begin to vest 20 percent each year in the Company's and AKTA's matching contributions allocated to their accounts, and are fully vested after seven years of credited service. Participants become fully vested upon death, total disability, attainment of normal retirement age or termination of the Plan. Certain former employees of Opal, Inc. have different vesting schedules according to their original vesting schedules and years of service with their former employer. If a participant leaves the Company or AKTA prior to retirement, the unvested portion of his or her matching account will be forfeited. Forfeitures can be used to offset the Company's or AKTA's matching contributions, as applicable. Forfeitures in 1997 and 1998 were $2,565,518 and $2,294,791, respectively.

Participant accounts

Each participant's account is credited with the participant's contributions, his or her portion of Company and AKTA contributions and Plan earnings or losses.

Payment of benefits

Upon termination, a participant or beneficiary generally will receive a lump-sum cash distribution, but may elect to receive whole shares of Company stock for any portion of his or her vested account balance in the Company stock fund. The Plan provides for automatic lump-sum distribution, upon participant termination of employment, of account balances that do not exceed $3,500.

Loans to participants

The Plan allows participants to borrow up to the lesser of $50,000 or 50 percent of their vested account balances (excluding Company matching contributions). Loans are secured by the participants' vested account balances, bear interest at prime plus one percent at the time of borrowing and must be repaid to the Plan via bi-weekly payroll deductions over the loan term, which will be a minimum of one year and a maximum of five years. Loans are payable in full upon a participant's termination of employment from the Company or AKTA, or the occurrence of certain other events. Specific loan terms and conditions are established by the Committee.


Note 3 - Party in Interest Transactions

As allowed by the Plan, participants may elect to invest in common stock of the Company. In addition, Company and AKTA matching contributions are invested in the Company stock fund. Aggregate investment in Company common stock at December 31, 1997 and 1998 was as follows:


          Number of shares  Fair Value       Cost
--------- ---------------  ------------- -------------
    1997      11,579,337   $348,827,529  $176,979,509
    1998      11,424,502   $487,683,429  $201,625,739


The Applied Materials, Inc. Common Stock Fund invests primarily in the Company's common stock. The remainder of the Fund is invested in the Fidelity Institutional Cash Portfolio Money Market to allow for timely handling of exchanges, withdrawals and distributions.


Note 4 - Plan Termination and/or Modification

The Company intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their accounts.

Note 5 - Investments

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:


                                                   1997           1998
------------------------------------------- -------------- --------------
Fidelity:
  Retirement Government Money Market Fund ..  $24,967,863    $46,624,507
  Equity Income Fund .......................   33,398,857     39,049,335
  Intermediate Bond Fund ...................    7,500,712     12,759,277
  Magellan Fund ............................   43,743,360     69,514,098
  Contrafund ...............................    4,857,207     10,589,602
  Spartan U.S. Equity Index Fund ...........    5,973,691     14,803,261
Applied Materials, Inc. Common Stock Fund ..  352,068,164    494,290,297
PBHG Emerging Growth Fund ..................    5,106,124      5,801,006
Janus Worldwide Fund .......................   10,055,542     17,803,959
Invesco Total Return Fund ..................    1,591,155      3,502,342
Participant Loans ..........................   10,768,496     11,653,270
                                            -------------- --------------
                                              500,031,171    726,390,954

Forfeitures payable ........................      (50,718)      (218,380)
                                            -------------- --------------
Net assets available for plan benefits ..... $499,980,453   $726,172,574
                                            ============== ==============



Note 6 - Subsequent Events

Effective January 1, 1999, the maximum participant salary deferral percentage was increased from 12 percent to 15 percent.

Effective January 1999, the maximum account balance for which the Plan allows automatic lump-sum distribution upon termination was increased from $3,500 to $5,000.

In December 1998, the Company purchased Consilium, Inc. (Consilium), and eligible employees of Consilium started to contribute to the Plan in March 1999. Certain former employees of Consilium have different vesting schedules according to their original vesting schedules and years of service with their former employer. Consilium's plan assets are expected to be transferred into the Plan during 1999.

Note 7 - Year 2000 Compliance (Unaudited)

The Company primarily uses third-party service providers to administer the Plan. These third-party service providers have represented to the Company that they are either Year 2000 compliant or will be Year 2000 compliant before the year 2000. However, the Company cannot provide any assurance that Year 2000 complications will not arise or have a material adverse effect on the Plan.